Qutoutiao Inc.

Building No. 2, Shanghai Pudong Software Park

519 Yi De Road, Pudong New Area

Shanghai 200124

People’s Republic of China

August 25, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Mr. Austin Pattan

Ms. Jennifer Gowetski

Re:	Qutoutiao Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022

File No. 001-38644

Dear Mr. Pattan and Ms. Gowetski:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission dated August 14, 2023 (the “August 14 Comment Letter”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) of Qutoutiao Inc. (the “Company”).

We set forth below our responses to the comments contained in the August 14 Comment Letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our responses accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the 2022 Form 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

1.

We note your statement that you reviewed your register of members and Schedules 13G filed by holders of your common shares in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully advises the Staff that, in connection with the required submission under Item 16I(a), the Company inquired all of the its directors and officers to confirm that none of such directors or officers are representatives of any government entity in the PRC and that there are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation or other rights, or material relationships, in each case between any such directors or officers, on the one hand, and any person, on the other hand, that could result in any government entity in the PRC being deemed to control the Company. In addition, based on the Company’s examination of its register of members and Schedules 13G filed by its shareholders, the Company believes that the only shareholder that holds 10% or more of the total outstanding ordinary shares of the Company as of the date of the 2022 Form 20-F is Innotech Group Holdings Ltd., a British Virgin Islands limited liability company indirectly wholly owned by a trust of which Mr. Eric Siliang Tan and his family are beneficiaries. The Company confirmed with Mr. Tan that Innotech Group Holdings Ltd. is not owned or controlled by any government entity in the PRC.

In connection with the required disclosures under Item 16I(b)(2) and (3), the Company respectfully advises the Staff that:

(1) As to the Company itself, the Company reviewed its register of members and Schedules 13G filed by its shareholders to confirm that, to the best of its knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of the Company, and no governmental entity in the PRC has a controlling financial interest with respect to the Company.

(2) As to the consolidated foreign operating entities, the Company reviewed the shareholding and contractual arrangements of each of such consolidated foreign operating entities to confirm that no governmental entity in the relevant foreign jurisdictions owns any shares of any of the consolidated foreign operating entities, and no governmental entity in the PRC has a controlling financial interest with respect to any of the consolidated foreign operating entities.

The Company believes that the measures it took in order to make the required submission under Item 16I(a) and the required disclosures under Item 16I(b)(2) and (3) are reasonable and appropriate. The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with such required submission and disclosures.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that the Company examined its internal records and also inquired all of its directors and all of the directors of its consolidated foreign operating entities to confirm that none of such directors are officials of the Chinese Communist Party. The Company believes that the measures it took in order to make the required disclosures under Item 16I(b)(4) are reasonable and appropriate. The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with such required disclosures.

3.

We note your statement under Item 16I that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC, which you define on page 1 of your Form 20-F as excluding Hong Kong. However, the list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries outside the PRC, including Hong Kong and countries outside China. Please provide the disclosures required under Item 16I(b) for yourself and your consolidated foreign operating entities in your supplemental response, or tell us how your current disclosure meets this requirement.

The Company respectfully advises the Staff that Item 16I(b) requires disclosure as to the Company’s consolidated foreign operating entities only when such foreign entities are consolidated in the Company’s financial statements through use of “a variable-interest entity or any similar structure.” The non-PRC entities disclosed in Exhibit 8.1 to the 2022 Form 20-F are subsidiaries that are wholly- or majority-owned by the Company, and thus they are consolidated in the Company’s financial statements based on equity ownership, rather than a variable-interest entity or any similar structure. In addition, none of such entities conducts any actual operations, and thus such entities are not considered as “operating entities.” Therefore, the Company believes that the current disclosure in the 2022 Form 20-F meets the requirements of Item 16I(b).

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The Company has duly noted the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (mobile) or ygao@stblaw.com.

Sincerely,

/s/ Eric Siliang Tan
Eric Siliang Tan
Director

cc:	Yi Gao

Simpson Thacher & Bartlett

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